Ciba Specialty Chemicals Inc.

Ciba Spezialitatenchemie AG

Ciba Specialitds Chimiques SA

Switzerland

Schweiz

Suisse

December 5, 2003

Basel, Switzerland

News Release

Thomas Koch to join Ciba Specialty Chemicals

as Head of Law & Environment

The Board of Directors of Ciba Specialty Chemicals has appointed Thomas Koch as the new Head of Law & Environment as well as Secretary of the Board, effective March 1, 2004.

Koch (49), a German citizen, was General Counsel Europe and Director Public Affairs of Eastman Kodak Europe. Before that he held a number of leading positions both in private and public law services. Koch will succeed Hans-Ulrich Muller (62), who retires end of first quarter 2004.

"With the nomination of Thomas Koch, Ciba will further strengthen the international line-up of its Senior Management," said Armin Meyer, Chairman of the Board and Chief Executive Officer of Ciba Specialty Chemicals. "Thomas Koch has substantial experience in international leadership positions and a broad expertise in legal issues and public affairs."

"Hans-Ulrich Muller has made many valuable and important contributions to the development and the reputation of Ciba Specialty Chemicals," Armin Meyer continued. "I thank him, also on behalf of the Board of Directors and the Executive Committee, for his successful and excellent cooperation and wish him all the best for his future."

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Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers' products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2002, the Company generated sales of 7.1 billion Swiss francs and invested 294 million in R&D.

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Ciba Specialty Chemicals

BIOGRAPHICAL DETAILS

Name:	Thomas Koch
Position:	Executive Vice President, Law & Environment, Ciba Specialty Chemicals Secretary of the Board of Directors (as of March 1, 2004)
Nationality:	German
Date of Birth:	November 21, 1954
Degrees	Juristisches Staatsexamen (University of Wurzburg) German federal bar Exam Bar exam (New York)

Career:

Thomas Koch held a number of positions with public and private law services including Deutsche Bank before hejoined Hewlett-Packard Europe in 1989.

At Hewlett-Packard Europe he held a number of position including Corporate Counsel European Legal Department and last International Counsel and Acting Legal Counsel Hewlett-Packard (Schweiz) AG.

In 2000 he joined Eastman Kodak S.A. Europe Africa Middle Eastern Region as General Counsel Europe and Director Public Affairs, member of the Kodak European Management Team.

The Board of Directors of Ciba Specialty Chemicals has appointed Thomas Koch as Head of Law & Environment as well as Secretary of the Board effective March 1, 2004.

Value beyond chemistry

Ciba Specialty Chemicals

BIOGRAPHICAL DETAILS

Name:	Thomas Koch
Position:	Executive Vice President, Law & Environment, Ciba Specialty Chemicals Secretary of the Board of Directors (as of March 1, 2004)
Nationality:	German
Date of Birth:	November 21, 1954
Degrees	Juristisches Staatsexamen (University of Wurzburg) German federal bar Exam Bar exam (New York)

Career:

Hans-Ulrich Muller joined Ciba inl990 as Head of Legal Services.

Previously Muller practiced in court in Switzerland and held positions as Head of Environmental Department, Basler & Hofmann, Zurich and Head of Legal Service, Rieter Holding Ltd., Winterthur

Muller is member of the Board of Directors of Hermann Buhler AG, Winterthur. He has published several books and papers on environmental law.

In 1997, he was named Executive Vice President, Law & Environment and Secretary of the Board of Directors of Ciba Specialty Chemicals